CONFIDENTIAL

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50831

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>January 1, 2025</u> AND ENDING <u>December 31, 2025</u>
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>Morgan Wilshire Securities, Inc.</u>

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

59 Hilton Ave Suite 101
_____
(No. and Street)

Garden City	NY	11530
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Finnan	516-622-3100	MIKEF@MORGANWILSHIRE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
_____
(Name – if individual, state last, first, and middle name)

5865 Mistletoe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

3/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Finnan _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Morgan Wilshirte Securities, Inc. _____ , as of December 31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Pres

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Morgan Wilshire Securities, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2025

Content





CONFIDENTIAL

NTT & Company, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's of Morgan Wilshire Securities, Inc.:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Morgan Wilshire Securities, Inc. (the "Company") as of December 31, 2025, and the related statements of income, Shareholder's Equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying Net Capital Computations, Determination of Reserve Requirements and Possession & Control Requirements ("Supplementary Information") contained in the supplemental information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles with the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

NTT & Company, PLLC

Beaumont, Texas

March 27, 2026

We have served as the auditor for Morgan Wilshire Securities, Inc. since 2024.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com



CONFIDENTIAL

Morgan Wilshire Securities, Inc.
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2025

ASSETS		
Current Assets		
Cash and Cash Equivalents		
Cash	$	178,242
Deposit accounts		75,000
Other cash asset account		638
Total Cash and Cash Equivalents		253,880
Other Current Assets		
US Treasury Securities		84,579
Securities		2062
Clearance Account		300,011
Other Assets		34,580
Total Other Current Assets		421,232
TOTAL ASSETS	$	675,112
LIABILITIES & EQUITY		
Liabilities		
Payroll Payable	$	302,119
Accounts Payable		138,741
Total Liabilities		440,860
Commitments and Contingencies		
Equity		
Capital Stock		29
Additional paid in capital		1,172,780
Accumulated deficit		(940,715)
Accumulated Other Comprehensive Inc (AOCI)		2,158
Total Equity		234,252
TOTAL LIABILITIES & EQUITY	$	675,112

The accompanying notes are an integral part of these financial statements.



Morgan Wilshire Securities, Inc.
Statement of Operations
For the year ended December 31, 2025

Commission fees	$	4,783,512
Purchase and sales of mutual funds		20,675
Dividends, interest and rebates		121,576
Advisory and administrative fees		1,917,871
Revenue from 12b-1 fees		35,502
Total Revenue	$	6,879,136
Expense		
Employee Expenses	$	3,763,648
Operating Expenses		1,979,021
Other Expenses		24,948
Total Expenses	$	5,787,617
Net Income	$	1,111,519

The accompanying notes are an integral part of these financial statements.

Morgan Wilshire Securities, Inc.
Statement of Cash Flow
For the year ended December 31, 2025

Net income	$	1,111,519
Adjustments to reconcile net income (loss) to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Securities		25,496
Clearance account		167,333
Other assets		(28,161)
Accounts Payable		81,068
Payroll payable		(231,315)
CASH PROVIDED BY OPERATING ACTIVITIES		1,125,940
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(1,025,665)
Accumulated Other Comprehensive Income (AOCI)		(226)
CASH PROVIDED BY FINANCING ACTIVITIES		(1,025,891)
Net Increase in cash		100,049
Cash at beginning of the year		78,193
Cash at the end of the year	$	178,242

The accompanying notes are an integral part of these financial statemen



Morgan Wilshire Securities, Inc.
Statement of Changes in Ownership Equity
For the year ended December 31, 2025

	Capital Stock	Additional paid in capital		Accumulated Deficit		Total Equity (Deficit)
Net Equity Balance 12/31/2024	29	1,172,780	$	(1,024,184)	$	148,625
Distributions 2025				(1,025,890)		(1,025,892)
Net Income 2025				1,111,519		1,111,519
Balance 12/31/2025	29	1,172,780	$	(938,557)	$	234,252

The accompanying notes are an integral part of these financial statements.



Morgan Wilshire Securities, Inc.
Footnotes to Financial Statements
For the year ended December 31, 2025

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Organization

Morgan Wilshire Securities, Inc., (the "Company") is primarily engaged in trading on behalf of its clientele. The Company was organized and incorporated under the laws of the State of Delaware. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities Exchange Commission. The Company, as an introducing broker, does not handle customers' funds or securities. In January 2024, the ownership percentages of the Company's two shareholders changed. Prior to the change, Michael Finnan owned 80% of the Company and Paul Metz owned 20%. Following the change in ownership approved by FINRA pursuant to a Continuing Membership Application, each shareholder now owns 50% of the Company. There were no liabilities subordinated to claim of general creditors as of December 31, 2025.

Description of Business

The Company, located in Garden City, New York, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is RBC Clearing & Custody.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

The carrying amount of cash and cash equivalents approximate their fair value because of the short-term maturity of these investments. Deposit Accounts represent accounts held at RBC Clearing & Custody (RBC). RBC is Morgan Wilshire Securities, Inc.'s (MWIL) clearing firm and these balances are cash positions.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation

The Company receives commissions on the purchase and sale of securities made on behalf of its customers. Securities include equities, corporate fixed-income, municipal fixed-income, equity options, and mutual funds. Revenue from these transactions is recognized at the point in time the trade is executed.

Additionally, the Company earns revenue from administrative fees, interest payments, dividends, rebates, and 12b-1 fees. Revenue from administrative fees is recognized at the point in time the service is provided. Revenue from interest, dividends, and rebates is recognized when earned. Revenue from 12b-1 fees is recognized over the period in which the related services are performed.

The Company also provides administrative and billing services in connection with advisory accounts for First American Asset Advisory, LLC ("FAAA"), a registered investment advisor under common ownership and therefore a related party. The Company calculates and bills advisory fees through its clearing relationship with RBC Clearing & Custody.

Pursuant to the agreement between the parties, advisory fees are collected by RBC and remitted directly to FAAA as part of the settlement process. The Company does not take possession of these advisory fee proceeds and does not have discretion over such funds. Accordingly, the Company recognizes revenue on a net basis to the extent it is acting as an agent rather than a principal.

For the year ended December 31, 2025, total revenue was $6,878,136, of which $1,462,736 (21.26%) related to managed account (advisory) fees associated with FAAA.

Leases

In 2022 the Company adopted ASU 2016-02 (Topic ASC 842) Leases, which requires a lessee to recognize a lease asset and a lease liability for operating lease arrangements greater than 12 months. The Company had no leases over 12 months in 2025.

Income taxes

Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-than-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2025. The Company is not currently under audit by any tax jurisdiction.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and receivables. All of the Company's cash is held at high credit quality financial institutions. The Company regularly monitors receivable balances for collection.

New Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update N0. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, beginning after December 15, 2022, on a prospective basis, with early adoption permitted. We adopted the new standard effective January 1, 2022, and it did not have a material impact on our financial statements.

In March 2022, the FASB issued ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The Company adopted as of January 1, 2024, and notes no credit losses as of December 31, 2025,

NOTE C – REGULATORY REQUIREMENTS

Net Capital Requirements
Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025 the Company had net capital of $223.930 which was $123,930 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 196.87%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.



Possession and Control Requirements

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2025, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

At the statement date, the firm was not involved in any open arbitration proceedings.

NOTE E – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities according to the Consolidated Quotation System as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include cash and cash equivalents, certificates of deposit, US Treasury Securities and accounts payable.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exists limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Short-Term Investments

Trading securities are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with realized gains and losses included in earnings. Unrealized gains and losses are included in other expenses on the statement of operations earnings and recorded at the end of each month. Realized gains and losses are included in other expenses on the statement of operations earnings and recorded upon sale of securities.

During the year the realized gain was $0.00, and the unrealized loss was $14,884.88

	Level 1	Level 2	Level 3	Total
Marketable Securities	$86,641			$86,641
Totals	$86,641	$0	$0	$86,641

NOTE F- OCCUPANCY COST

The company leases its office space under an operating lease paid on a month-to-month basis.

NOTE G – TYPES OF REVENUE

Commission fees	$	4,783,512
Purchase and sales of mutual funds		20,675
Dividends, interest and rebates		121,576
Advisory and administrative fees		1,917,871
Revenue from 12b-1 fees		35,502
Total Revenue	$	6,878,136

NOTE H -DEPOSIT ACCOUNT

The Company has two deposit accounts, required by their clearing broker, to hold a cash balance for the day-to-day running of the Company and for their trading account. The total balance as of December 31, 2025, of the two accounts was $75,000.

NOTE I -CLEARING BROKER RECEIVABLE

The Company clears all transactions on behalf of the customers on a fully disclosed basis through clearing broker RBC. On December 31, 2025, the amount receivable from RBC totaled $300,011 consisting of fees and commissions earned and collected on securities transactions for the Company.

NOTE J – SEP (Simple Employee Pension Plan)

The Company has an SEP. plan, which makes contributions to four employees. As of December 31, 2025, the board had not approved any contributions.

NOTE K – EQUITY

During the year ended December 31, 2025, the Company made distributions to stockholders of $1,025,664.72.

<u>Common Stock</u>

As of December 31, 2025, the Company had 1,000 authorized and 290 shares issued with a par value of $0.10.

NOTE L -- Segment Reporting

The Company manages its business within a single operating segment in accordance with ASC Topic 280 Segment Reporting ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (CODM), which is our Chief Executive Officer in deciding how to allocate resources and in assessing performance. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The CODM uses this information, which may be adjusted for items that are non-recurring, as well as regularly provided budgeted or forecasted expense information for the single operating segment, in managing the business.

NOTE M – Accumulated Other Comprehensive Income (AOCI)

Nature of AOCI:
Accumulated Other Comprehensive Income represents unrealized gains and losses on certain transactions that are excluded from net income until realized. For the year ended December 31, 2025, AOCI includes unrealized gains on available-for-sale securities.

Changes in AOCI:
The following table summarizes the changes in AOCI for the year ended December 31, 2025:

Component of AOCI	Beginning Balance	Additions	Reclassifications	Ending Balance
Unrealized Gains on Securities	$2,385	($226)	$0	$2,159
Total AOCI	$2,385	($226)	$0	$2,159

Reclassifications from AOCI to Net Income:
No amounts were reclassified from AOCI to net income during the year ended December 31, 2025.

NOTE N – RELATED PARTY TRANSACTIONS

The Company has a related-party relationship with First American Asset Advisory, LLC ("FAAA"), a registered investment advisor under common ownership with the Company.

Pursuant to an expense sharing and service agreement, the Company provides administrative, operational, and billing services to FAAA, including calculating and billing advisory fees to client accounts through its clearing relationship with RBC Clearing & Custody.

Advisory fees are collected by RBC and, in accordance with the agreement, are remitted directly to FAAA as part of the settlement process. The Company does not take possession of these advisory fee proceeds.

For the year ended December 31, 2025, total managed account (advisory) fees associated with FAAA were $1,462,736, representing approximately 21.26% of the Company's total revenue.

The Company may incur or be reimbursed for shared expenses under the agreement. Management believes that the terms of these arrangements are consistent with those that would be obtained in arm's-length transactions.

At December 31, 2025, there were no material receivables or payables outstanding between the Company and FAAA.

During the year ended December 31, 2025, the Company paid $12,845.08 for an automobile lease on behalf of a shareholder, Paul Metz. The amount was recorded as automobile expense in the Company's financial records and was reported to the shareholder on Form 1099. Management considers this transaction to be a related-party transaction.

NOTE O -SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 21, 2026. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.



Supplementary Information Section
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2025
Net Capital Computations

Computation of Net Capital

Total Shareholder's equity/ (deficit):	$	234,253
Nonallowable assets:		
Other (deductions) or allowable credits		(5,670)
Haircuts		(4,653)
Total Haircuts and deductions		(10,323)
Net allowable capital	$	223,930

Computation of Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	29,391
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	123,930

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	440,859
Percentage of aggregate indebtedness to net capital		196.87%

There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.



Morgan Wilshire Securities, Inc.
Supplementary Statements
Net Capital, Determination of Reserve and Possession & Control Requirements

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2025

Statement Related to Uniform Net Capital Rule

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate daily. At December 31, 2025, the Company had net capital of $223,930 which was $123,930 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 196.87%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Determination of Customer Reserve Requirements

The Company operates pursuant to an exemption from 15c3-3, and/or no exemption purusant to footnote 74 of SEC Release 34-70073 and does not take possession of customer funds or securities and is therefore not required to compute the determination of customer reserve requirements.

Statement Related to Exemptive Provision (Possession and Control)

The Company operates pursuant to an exemption from 15c3-3, and/or no exemption purusant to footnote 74 of SEC Release 34-70073 and does not take possession or control of customer funds or securities. There were no exceptions in adhering to the Company's operating exemption and/or no exemption, as applicable.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues in excess of $500,000, or firm's that file Form SIPC-3, to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. If an AUP Report is required, the AUP Report may be included within this Supplemental Information section or filed with SIPC under separate cover.



Morgan Wilshire Securities, Inc.
Exemption Report
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2025

Morgan Wilshire Securities, Inc.
59 Hilton Ave., Suite 101
Garden City, NY 11530

Morgan Wilshire Securities, Inc. - Exemption Report

To: NTT & Company, PLLC
        5865 Mistletoe Avenue
        Beaumont, TX 77707

Re: 17 C.F.R. § 240.15c3-3(k)

Morgan Wilshire Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent audit period, January 01, 2025 through December 31, 2025, without exception.

MORGAN WILSHIRE SECURITIES, INC.

I, Michael Finnan, do hereby affirm that to the best of my knowledge and belief, this Exemption Report, covering the period January 01, 2025 through December 31, 2025, is true and correct.

Michael Finnan
President



CONFIDENTIAL

NTT & Company, PLLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2025

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Michael Finnan
Morgan Wilshire Securities, Inc.
59 Hilton Ave., Suite 101
Garden City, NY 11530

Dear Michael Finnan:

We have reviewed management's statements, included in the accompanying representation in the Exemption Report, in which Morgan Wilshire Securities, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Morgan Wilshire Securities, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year January 01, 2025, through December 31, 2025, without exception, or, with exception, as represented in the Exemption Report provided to us. Morgan Wilshire Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Morgan Wilshire Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

NTT & Company, PLLC

Beaumont, Texas
March 27, 2026

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com



Morgan Wilshire Securities, Inc.
59 Hilton Ave., Suite 101
Garden City, NY 11530

Morgan Wilshire Securities, Inc. - Exemption Report

To: NTT & Company, PLLC
        5865 Mistletoe Avenue
        Beaumont, TX 77707

Re: 17 C.F.R. § 240.15c3-3(k)

Morgan Wilshire Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent audit period, January 01, 2025 through December 31, 2025, without exception.

MORGAN WILSHIRE SECURITIES, INC.

I, Michael Finnan, do hereby affirm that to the best of my knowledge and belief, this Exemption Report, covering the period January 01, 2025 through December 31, 2025, is true and correct.

Michael Finnan
President



Morgan Wilshire Securities, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2025

Report of Independent Registered Public Accounting Firm on Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)
Form SIPC-7

Morgan Wilshire Securities, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2025, which were agreed to by Morgan Wilshire Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Morgan Wilshire Securities, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Morgan Wilshire Securities, Inc.'s management is responsible for Morgan Wilshire Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 01, 2025 through December 31, 2025 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

5. If applicable, we compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

NTT & Company, PLLC

Beaumont, Texas
March 27, 2026

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com



CONFIDENTIAL

Morgan Wilshire Securities, Inc.
Supplementary Agreed Upon Procedures Report SIPC Reconciliation
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2025

SIPC Reconciliation

Total Revenue	$ 6,879,136		
Additions	$ 14,885		
Deductions	$ 1,585,632		
SIPC Net Operating Revenue	$ 5,308,389		
Amt due per 0.0015 assessment	$ 7,962		
		Date Paid:	Ref #:
Paid with SIPC 6	$ 3,933	7/22/2025	B2520391661150
Paid with SIPC 7	$ 4,029	2/27/2026	B26058104310241
Total Paid	$ 7,962		
Balance	$0.00		

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-50831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2025 (MM/DD/YY) AND ENDING December 31, 2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Morgan Wilshire Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

59 Hilton Ave Suite 101
(No. and Street)

Garden City	NY	11530
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Finnan	516-622-3100	MIKEF@MORGANWILSHIRE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

5865 Mistletoe Avenue	Beaumont	TX	77707
(Address)	(City)	(State)	(Zip Code)

3/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Finnan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Morgan Wilshire Securities, Inc. _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Pres

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Morgan Wilshire Securities, Inc.

Financial Statement

Required by the U.S. Securities and Exchange
Commission

Including Independent Auditor's Report Thereon

December 31, 2025

Content



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's of Morgan Wilshire Securities, Inc.:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Morgan Wilshire Securities, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas

March 27, 2026

We have served as the auditor for Morgan Wilshire Securities, Inc. since 2024.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

Morgan Wilshire Securities, Inc.
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2025

ASSETS
- Current Assets
  - Cash and Cash Equivalents

Cash	$	178,242
Deposit accounts		75,000
Other cash asset account		638
Total Cash and Cash Equivalents		253,880

- Other Current Assets

US Treasury Securities		84,579
Securities		2062
Clearance Account		300,011
Other Assets		34,580
Total Other Current Assets		421,232

TOTAL ASSETS	$	675,112

LIABILITIES & EQUITY
- Liabilities

Payroll Payable	$	302,119
Accounts Payable		138,741
Total Liabilities		440,860

Commitments and Contingencies

- Equity

Capital Stock		29
Additional paid in capital		1,172,780
Accumulated deficit		(940,715)
Accumulated Other Comprehensive Inc (AOCI)		2,158
Total Equity		234,252

TOTAL LIABILITIES & EQUITY	$	675,112

The accompanying notes are an integral part of these financial statements.

Morgan Wilshire Securities, Inc.
Footnotes to Financial Statements
For the year ended December 31, 2025

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Organization

Morgan Wilshire Securities, Inc., (the "Company") is primarily engaged in trading on behalf of its clientele. The Company was organized and incorporated under the laws of the State of Delaware. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities Exchange Commission. The Company, as an introducing broker, does not handle customers' funds or securities. In January 2024, the ownership percentages of the Company's two shareholders changed. Prior to the change, Michael Finnan owned 80% of the Company and Paul Metz owned 20%. Following the change in ownership approved by FINRA pursuant to a Continuing Membership Application, each shareholder now owns 50% of the Company. There were no liabilities subordinated to claim of general creditors as of December 31, 2025.

Description of Business

The Company, located in Garden City, New York, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is RBC Clearing & Custody.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

The carrying amount of cash and cash equivalents approximate their fair value because of the short-term maturity of these investments. Deposit Accounts represent accounts held at RBC Clearing & Custody (RBC). RBC is Morgan Wilshire Securities, Inc.'s (MWIL) clearing firm and these balances are cash positions.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

5

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation

The Company receives commissions on the purchase and sale of securities made on behalf of its customers. Securities include equities, corporate fixed-income, municipal fixed-income, equity options, and mutual funds. Revenue from these transactions is recognized at the point in time the trade is executed.

Additionally, the Company earns revenue from administrative fees, interest payments, dividends, rebates, and 12b-1 fees. Revenue from administrative fees is recognized at the point in time the service is provided. Revenue from interest, dividends, and rebates is recognized when earned. Revenue from 12b-1 fees is recognized over the period in which the related services are performed.

The Company also provides administrative and billing services in connection with advisory accounts for First American Asset Advisory, LLC ("FAAA"), a registered investment advisor under common ownership and therefore a related party. The Company calculates and bills advisory fees through its clearing relationship with RBC Clearing & Custody.

Pursuant to the agreement between the parties, advisory fees are collected by RBC and remitted directly to FAAA as part of the settlement process. The Company does not take possession of these advisory fee proceeds and does not have discretion over such funds. Accordingly, the Company recognizes revenue on a net basis to the extent it is acting as an agent rather than a principal.

For the year ended December 31, 2025, total revenue was $6,878,136, of which $1,462,736 (21.26%) related to managed account (advisory) fees associated with FAAA.

Leases

In 2022 the Company adopted ASU 2016-02 (Topic ASC 842) Leases, which requires a lessee to recognize a lease asset and a lease liability for operating lease arrangements greater than 12 months. The Company had no leases over 12 months in 2025.

Income taxes

Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-than-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2025. The Company is not currently under audit by any tax jurisdiction.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and receivables. All of the Company's cash is held at high credit quality financial institutions. The Company regularly monitors receivable balances for collection.

New Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update N0. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, beginning after December 15, 2022, on a prospective basis, with early adoption permitted. We adopted the new standard effective January 1, 2022, and it did not have a material impact on our financial statements.

In March 2022, the FASB issued ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The Company adopted as of January 1, 2024, and notes no credit losses as of December 31, 2025.

NOTE C – REGULATORY REQUIREMENTS

Net Capital Requirements
Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025 the Company had net capital of $223,930 which was $123,930 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 196.87%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Possession and Control Requirements

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2025, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

At the statement date, the firm was not involved in any open arbitration proceedings.

NOTE E – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

> Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

> Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

> Requires consideration of the Company's creditworthiness when valuing liabilities; and

> Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

> Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

> Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities according to the Consolidated Quotation System as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include cash and cash equivalents, certificates of deposit, US Treasury Securities and accounts payable.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exists limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Short-Term Investments

Trading securities are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with realized gains and losses included in earnings. Unrealized gains and losses are included in other expenses on the statement of operations earnings and recorded at the end of each month. Realized gains and losses are included in other expenses on the statement of operations earnings and recorded upon sale of securities.

During the year the realized gain was $0.00, and the unrealized loss was $14,884.88

	Level 1	Level 2	Level 3	Total
Marketable Securities	**$86,641**			**$86,641**
Totals	**$86,641**	**$0**	**$0**	**$86,641**

NOTE F- OCCUPANCY COST

The company leases its office space under an operating lease paid on a month-to-month basis.

NOTE G – TYPES OF REVENUE

Commission fees	$	4,783,512
Purchase and sales of mutual funds		20,675
Dividends, interest and rebates		121,576
Advisory and administrative fees		1,917,871
Revenue from 12b-1 fees		35,502
Total Revenue	$	6,878,136

NOTE H -DEPOSIT ACCOUNT

The Company has two deposit accounts, required by their clearing broker, to hold a cash balance for the day-to-day running of the Company and for their trading account. The total balance as of December 31, 2025, of the two accounts was $75,000.

NOTE I -CLEARING BROKER RECEIVABLE

The Company clears all transactions on behalf of the customers on a fully disclosed basis through clearing broker RBC. On December 31, 2025, the amount receivable from RBC totaled $300,011 consisting of fees and commissions earned and collected on securities transactions for the Company.

NOTE J – SEP (Simple Employee Pension Plan)

The Company has an SEP. plan, which makes contributions to four employees. As of December 31, 2025, the board had not approved any contributions.

NOTE K – EQUITY

During the year ended December 31, 2025, the Company made distributions to stockholders of $1,025,664.72.

Common Stock

As of December 31, 2025, the Company had 1,000 authorized and 290 shares issued with a par value of $0.10.

NOTE L -- Segment Reporting

The Company manages its business within a single operating segment in accordance with ASC Topic 280 Segment Reporting ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (CODM), which is our Chief Executive Officer in deciding how to allocate resources and in assessing performance. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The CODM uses this information, which may be adjusted for items that are non-recurring, as well as regularly provided budgeted or forecasted expense information for the single operating segment, in managing the business.

NOTE M – Accumulated Other Comprehensive Income (AOCI)

Nature of AOCI:
Accumulated Other Comprehensive Income represents unrealized gains and losses on certain transactions that are excluded from net income until realized. For the year ended December 31, 2025, AOCI includes unrealized gains on available-for-sale securities.

Changes in AOCI:
The following table summarizes the changes in AOCI for the year ended December 31, 2025:

Component of AOCI	Beginning Balance	Additions	Reclassifications	Ending Balance
Unrealized Gains on Securities	$2,385	($226)	$0	$2,159
Total AOCI	$2,385	($226)	$0	$2,159

Reclassifications from AOCI to Net Income:
No amounts were reclassified from AOCI to net income during the year ended December 31, 2025.

NOTE N – RELATED PARTY TRANSACTIONS

The Company has a related-party relationship with First American Asset Advisory, LLC ("FAAA"), a registered investment advisor under common ownership with the Company.

Pursuant to an expense sharing and service agreement, the Company provides administrative, operational, and billing services to FAAA, including calculating and billing advisory fees to client accounts through its clearing relationship with RBC Clearing & Custody.

Advisory fees are collected by RBC and, in accordance with the agreement, are remitted directly to FAAA as part of the settlement process. The Company does not take possession of these advisory fee proceeds.

For the year ended December 31, 2025, total managed account (advisory) fees associated with FAAA were $1,462,736, representing approximately 21.26% of the Company's total revenue.

The Company may incur or be reimbursed for shared expenses under the agreement. Management believes that the terms of these arrangements are consistent with those that would be obtained in arm's-length transactions.

At December 31, 2025, there were no material receivables or payables outstanding between the Company and FAAA.

During the year ended December 31, 2025, the Company paid $12,845.08 for an automobile lease on behalf of a shareholder, Paul Metz. The amount was recorded as automobile expense in the Company's financial records and was reported to the shareholder on Form 1099. Management considers this transaction to be a related-party transaction.

NOTE O -SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 21, 2026. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.